2012 ANNUAL REPORT

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL STATEMENTS

For The Year Ended

December 31, 2012

Date of Report – April 23, 2013

S A M E X M I N I N G C O R P.

SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch. SMXMF - OTCQB

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S A M E X M I N I N G C O R P.

2012

Exploration and Evaluation Asset Costs - $5,244,231

Mineral Interest Administration and Investigation Costs - $387,787

Los Zorros Property, Chile

11,844 Meters of Drilling in 21 Drill Holes

Chimberos Property, Chile

2,072 Meters of Drilling in 6 Drill Holes

Gold and Silver Bullion Holdings Had Fair Value Of $642,690 At December 31, 2012

SAMEX MINERAL EXPLORATION PROPERTIES IN CHILE

LOS ZORROS PROPERTY - Copper, Gold, Silver Prospects

CHIMBEROS PROPERTY - Copper, Gold, Silver Prospects

INCA PROPERTY - Copper, Gold, Molybdenum Prospects

ESPEJISMO PROPERTY - Gold Prospects

Website - www.samex.com

SAMEX trades in Canada on the TSX Venture Exchange - symbol: SXG

SAMEX is quoted in the United States on the OTCQB - symbol: SMXMF

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MANAGEMENT DISCUSSION

DATE: April 23, 2013

SAMEX Mining Corp. is a junior resource company engaged in the acquisition and exploration of mineral properties in South America, particularly in the country of Chile. The Company focuses its exploration activities on the search for deposits of precious and base metals. In Chile, the Company holds an interest in the Los Zorros district copper-gold-silver prospects, the Chimberos copper-gold-silver prospects, the Inca copper-gold-molybdenum prospects, and the Espejismo gold prospects. See the section in this report titled “Mineral Property Summaries” for individual property details.

We are an exploration stage company and have no mineral producing properties at this time. All of our properties are exploration projects, and we receive no revenues from production. All work presently planned by us is directed at defining mineralization and increasing our understanding of the characteristics and economics of that mineralization. There is no assurance that a commercially viable ore deposit exists in any of our properties until further exploration work is conducted and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.

The Company carries out all normal procedures to obtain title and makes a conscientious search of mining records to confirm that the Company has satisfactory title to the properties it has acquired by staking, purchase or option, and/or that satisfactory title is held by the optionor/owner of properties the Company may acquire pursuant to an option agreement, and/or that satisfactory title is held by the owner of properties in which the Company has earned a percentage interest in the property pursuant to a joint venture or other type of agreement. However, the possibility exists that title to one or more of the concessions held by the Company, or an optionor/owner, or the owner of properties in which the Company has earned a percentage interest, might be defective for various reasons. The Company will take all reasonable steps to perfect title to any particular concession(s) found to be in question.

SAMEX is a reporting issuer in British Columbia and Alberta and trades in Canada on the TSX Venture Exchange under the symbol SXG. News releases can be viewed on the Company’s website at www.samex.com or at www.sedar.com. The Company is also quoted in the United States on the OTCQB under the symbol SMXMF.

This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report. See note “Forward Looking Statements” at end of this report.

OVERVIEW OF RESULTS FOR THE YEAR ENDED DECEMBER 31, 2012

The following section contains a summary of our operating results for the year ended December 31, 2012, which is qualified by detailed descriptions that follow elsewhere in this document. This section also contains a number of ‘forward looking statements’ which, although intended to be accurate, may be affected by a number of risks and uncertainties that may cause them to be materially different from actual outcomes. See “Forward Looking Statements” at the end of this report.

As a junior exploration company, our operations are significantly affected by a number of external factors, particularly those that affect the price of the commodities we explore for or those that affect the market for our securities. During 2012, the global economy was still experiencing the after-shocks of the 2008-2009 financial crisis and ensuing recession, as well as the impact of measures taken to counteract its effects. In response to the crises, many governments engaged in broad economic stimulus activities and expansionist monetary policies, resulting in large fiscal deficits and unprecedented levels of government debt and slow or negative growth and persistent high levels of unemployment. These and other factors gave rise to mounting concern over the possibility of sovereign debt default and a systemic financial failure in the Euro-zone resulting in broader financial contagion. In addition, new concerns began to develop over the appearance of asset bubbles, and a general slowdown in China and other developing economies. Although the United States and certain other countries began to show signs of moderate growth during 2012, and the Euro-zone successfully avoided or contained its most serious financial threats, these concerns and the underlying financial conditions that gave rise to them, persisted throughout 2012, although in a more muted form.

In light of, and likely in response to these and other factors, the price of gold, which rose to over $1,900/oz. during 2011, before dropping back to $1,700 range, continued to rise somewhat during 2012, although with considerable volatility. The price of silver, which rose to over $48 in 2011, ending the year around $30, rose slightly during 2012, although, again, with considerable volatility. Although, the market for shares of junior precious metal explorers also improved briefly with the increase in precious metal prices, the market for the shares of junior exploration companies declined significantly in 2012, making it much more difficult for companies to raise capital for exploration. While this did not have a direct effect on the Company during 2012, since we had sufficient funds to cover our general operations and exploration programs during the year, it may impact our future operations since we are dependent upon our ability to access capital markets in order to fund our general operations and exploration programs.

The Company raised substantial private placement funding during the later part of 2010 and received proceeds from the exercise of warrants during 2011 and 2012. This provided funding for our general operations and for exploration activities and expenditures during 2012 which included "Exploration And Evaluation Assets" costs totaling $5,244,231 and "Mineral Interests Administration And Investigation" expenses totaling $387,787 for the year ended December 31, 2012.

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Los Zorros Property, Chile - During 2012, exploration work at Los Zorros included bulldozer work to construct access roads, drill pads and trenches and a total of 11,844 meters of drilling was completed in 21 core drill holes. We also further expanded the Los Zorros camp facilities to accommodate the additional geologists and support workers involved in the exploration and drilling activities. The Los Zorros property covers a district of about 80 square kilometers with numerous scattered small mines and prospects where there was sporadic attempts at small-scale production for copper, gold and silver in the past. The exploration objective at Los Zorros is to explore for copper, gold and silver beneath the widespread mineral occurrences in this district of historic small mining activity. Of particular significance, all acquisition payments have now been made on our extensive accumulated land holdings at Los Zorros. See news releases concerning the Los Zorros Property at www.samex.com.

Final Advance Royalty Payment Made – During the first quarter of 2012, we made the final advance royalty payment of US$100,000 (in Chilean peso equivalent) in relation to a 209-hectare-portion of the Los Zorros property which the Company had acquired under the “Hochschild Option/Purchase”. Pursuant to the terms of the agreement, if the concessions were not in production by December 31, 2007, advance royalty payments of US$100,000 per year were required for five years: by February 29, 2008 (paid), by March 1, 2009 (paid), by March 1, 2010 (paid), by March 1, 2011 (paid), and by March 1, 2012 (paid) to a maximum of US$500,000 ($500,000 paid). The advance royalty payments are recoverable from future royalty payments.

Aravena Option Dropped Subsequent To Year End - During the first quarter of 2012 we made an option payment of US$95,345 on the Aravena Option. Pursuant to an option contract dated June 28, 2011, the Company had an option to acquire a 100% interest in approximately 2,900 hectares of mineral concessions adjacent to the Los Zorros property by making option payments totaling the Chilean peso equivalent of U.S. $245,345 as follows: U.S. $60,000 on signing (paid); U.S. $95,345 due January 31, 2012 (paid) and U.S. $90,000 due January 31, 2013. However, subsequent to the year ended December 31, 2012, the Company decided not to exercise the Aravena option and advised the owner that it would not be making the final option payment of US$90,000 due January 31, 2013. Dropping the option on these concessions resulted in an impairment of the Aravena Option costs that had previously been capitalized to the Los Zorros Property and consequently option payments and patent costs totaling $201,407 were written off at December 31, 2012.

In addition to the exploration that has been conducted at Los Zorros from 2004 to 2012, exploration drilling is currently ongoing in 2013 (see www.samex.com for News Release No. 2-13 dated January 31, 2013, "Samex Prepares Drilling Program At El Gringo Copper And Gold Prospect - Los Zorros, Chile" and News Release No. 3-13 dated February 27, 2013, "Samex Expands El Gringo Drill Program And Provides Chimberos Update" and News Release No. 5-13 dated March 27, 2013, "SAMEX Reports Encouraging Preliminary Results At El Gringo And Further Expands Drill Program"). For further property details, see "Los Zorros Property" in the "Mineral Property Summaries" section of this MD&A report.

Chimberos Property, Chile - In November 2012 the Company commenced drilling at the Chimberos Property to explore in the area of the historic Buena Esperanza silver mine. During 2012, six core holes were drilled for a total of 2,073 meters. (see news releases concerning the Chimberos Property at www.samex.com; News Release N0. 9-12 dated November 5, 2012 "Samex Begins Drilling At Chimberos Silver-Gold-Copper Project, Chile and News Release No. 3-13 dated February 27, 2013, "Samex Expands El Gringo Drill Program And Provides Chimberos Update"). SAMEX is also in the process of updating exploration plans at the Chimberos Property to follow up its prior geological team’s recent drilling campaign. A detailed review of the drill core and partial assays received back so far indicate preliminary evidence of a series of events relating to a hydrothermal system, near what could be productive porphyries and breccias. Results will be announced in due course once all logging and assaying has been completed. For further property details, see "Chimberos Property" in the "Mineral Property Summaries" section of this MD&A report.

INCA Property, Chile - During 2012 we continued to have discussions with parties interested in our INCA copper-gold- molybdenum property in Chile in an effort to arrange a joint venture or sale of all or a portion of the INCA property. With additional concessions staked, our landholdings at the INCA consist of 61 concessions (approximately 8,994 hectares) of prospective and strategic concessions including the 45-hectare Providencia Mine concessions that we acquired in 2009 pursuant to the “Araya Option” and the 20 hectares of concessions we purchased during 2011 pursuant the Rojas Option/Purchase. Expenditures on the INCA property during 2012 included costs for staking, surveying, constructing monuments for concessions, annual patent payments, maintaining and staffing the INCA camp/core storage facilities, and monthly payments related to the US$50,000 buy out of the 1% NSR on the Providencia Mine concessions which comprise a portion of the INCA property. For further property details, see "INCA Property" in the "Mineral Property Summaries" section of this MD&A report.

Bolivian Properties Written Off (Eskapa, El Desierto, Santa Isabel Properties) - Back in the year 2009, the Company made a decision to temporarily suspend exploration activities in Bolivia and put the Bolivian properties on “care and maintenance” status. We had been monitoring with concern, a number of changes in Bolivia in which the political climate for resource companies deteriorated with events such as: the nationalization of Bolivia’s natural gas resources, a moratorium on the grant of new mineral exploration licenses, and a national referendum that resulted in constitutional changes and requirements that all mining projects be conducted only in partnership with the state mining company – on economically unfavorable terms. In light of these and other factors we decided that Bolivia carried a significant risk for development of future mineral projects. Accordingly in 2009 we minimized our activities in Bolivia by suspending exploration activities and putting our Bolivian projects and subsidiaries on “care and maintenance” status. Since that time, due to the inactivity on the Bolivian properties, each subsequent year we have written down the property interest for the Eskapa, El Desierto and Santa Isabel properties to a nominal value of $1,000 each. Subsequent to the year ended December 31, 2012 the Company decided to let the Bolivian properties lapse by not paying the property patents and to commence closing the Bolivian subsidiaries. As a result of this decision, all of the Bolivian exploration and evaluation assets (total of $3,802) related to the Eskapa, El Desierto and Santa Isabel properties were written-off at December 31, 2012.

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Gold and Silver Bullion Holdings - During 2012, the Company held a portion of its liquid assets in gold and silver bullion in lieu of holding cash. The Company sold 81,040 grams of gold bullion and 39,300 ounces of silver bullion during fiscal 2012. At December 31, 2012, the Company held 6,230 grams of gold and 10,328 ounces of silver which had a fair value of $642,690. Gold and silver bullion are measured at fair value with changes in carrying value being included in profit or loss. During the year ended December 31, 2012, the Company recognized a gain of $419,332 on the changes in fair value of its gold and silver bullion (2011 - a gain of $433,233). The $1,866,307 loss from operations for fiscal 2012 was offset by a gain of $419,332 on the changes in fair value of the gold and silver bullion holdings, resulting in a net and comprehensive loss of $761,555 for the year ended December 31, 2012. Subsequent to the year ended December 31, 2012, the Company sold all of its remaining gold and silver bullion holdings for proceeds of $651,753.

Extension Of Warrant Terms - During 2012, the Company extended the terms of the following warrants:

1,823,668 warrants exercisable at $0.35 per share. These warrants were originally issued with a two-year term expiring July 8, 2012. The Company received consent from the TSX Venture Exchange to extend the term of these warrants for two additional years until July 8, 2014. The exercise price of the warrants remains at $0.35 per share. The extension of the term resulted in an incremental increase in the fair value of the warrants of $222,101 which was charged to deficit. Sasan Sadeghpour, a Director/Control Person of SAMEX, holds 861,834 of these warrants.

17,583,720 warrants exercisable at $0.70 per share. These warrants were originally issued with a two-year term expiring on November 1, 2012. The Company received consent from the TSX Venture Exchange to extend the term of these warrants for two additional years. The exercise price of the warrants remains at $0.70 per share. The extension of the term resulted in an incremental increase in the fair value of the warrants of $1,001,576 which was charged to deficit. Sasan Sadeghpour, a Director/Control Person of SAMEX, holds 10,164,000 of these warrants.

Settlement Agreement - During the third quarter of 2012, the Company postponed its annual general meeting originally scheduled for September 7, 2012, to help facilitate the completion of an amicable settlement agreement between all parties in regards to earlier disputes. On September 10, 2012, SAMEX reached an agreement with its largest shareholders, Sasco Partners, LP and Sasan Sadeghpour who collectively own approximately 23.64% of SAMEX's outstanding common shares. As part of the agreement, SAMEX appointed Sasan Sadeghpour to the SAMEX board of directors and to the position of Chair of the Board and also to serve on the Audit Committee and the Compensation Committee. In conjunction with the foregoing, Peter Dahl, agreed to step down as a director and Chair of the Board. A copy of the settlement agreement is filed on SEDAR and can be viewed at www.sedar.com. Pursuant to the settlement agreement, $50,000 was paid to Sasco Partners, LP, controlled by Sasan Sadeghpour, to reimburse for legal fees.

Annual General Meeting - SAMEX held its annual general meeting in Abbotsford, BC on October 1, 2012. The shareholders passed an ordinary resolution at the meeting to determine the number of directors of the Company at six (6) and the following were elected as directors of the Company: Jeffrey Dahl - President & CEO; Sasan Sadeghpour - Chairman of the Board; Larry McLean - Vice President Operations and CFO; Robert Kell - Vice President Exploration; Allen Leschert; and Malcolm Fraser.

New Management Team - Subsequent to the year ended December 31, 2012, in News Release 1-13 dated January 15, 2013 SAMEX announced a change in management and directors pursuant to the settlement agreement:

SAMEX ANNOUNCES NEW MANAGEMENT TEAM - SAMEX Mining Corp. ("SAMEX") announced today that it has effected a change in senior management pursuant to the terms of a previously announced agreement (see NR No. 5-12), as follows:

RESIGNING DIRECTORS AND OFFICERS
Name	Office
Jeffrey P. Dahl	Director, President and Chief Executive Officer
Larry D. McLean	Director, Vice President Operations, Chief Financial Officer
Robert E. Kell	Director, Vice President Exploration
Allen D. Leschert	Director
Malcolm B. Fraser	Director
Brenda McLean	Corporate Secretary

NEW AND CONTINUING APPOINTMENTS
Name	Office
*Sasan Sadeghpour	Director, Chairman, Interim Chief Executive Officer
*James Pappas	Director
*Travis Cocke	Director
*Patrick M. Cahill, CPA	Director
Larry D. McLean	Interim Chief Financial Officer
Brenda McLean	Interim Corporate Secretary
* Members of Audit Committee

All of the resigning directors and officers have agreed to continue to act as consultants to the Company in order to ensure an efficient and orderly transition to new management. Sasan Sadeghpour, Director and Chairman of the Company, has agreed to act as Interim Chief Executive Officer of the Company at an annual salary of $1.00. Larry D. McLean and Brenda McLean have agreed to continue in a consulting role as Interim Chief Financial Officer and Interim Corporate Secretary, respectively, up to April 30, 2013 or until their permanent replacements are appointed.

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"I would like to express my support and encouragement to Mr. Sadeghpour and his team, and my gratitude to all of SAMEX's outgoing management team and the many founding and longstanding shareholders who supported this exploration venture over the years,” said Jeffrey Dahl, outgoing CEO of SAMEX. "I am pleased to say that we pass on a company that is debt free, well funded and with vast holdings of quality exploration concessions in one of the most coveted and prolifically mineralized mining regions of the world. Today we transition to a new and invigorated team whom I believe will aggressively pursue these prospects and hopefully discover their full economic potential to the benefit of all shareholders. I know we all wish them the very best in the days ahead."

"I would like to thank the prior team for assisting in this seamless transition,” said Interim CEO, Sasan Sadeghpour. “In particular, Brenda and Larry McLean deserve our appreciation for staying on until the end of April to shepherd the financial reporting and compliance responsibilities. I would also like to thank my fellow shareholders for all their input over the past year and would like to thank the newest members of our board.”

The following three new independent members have been added to the Board, all with high levels of skill and experience within their respective fields:

James Pappas - James Pappas is the Managing Member of JCP Investment Management, LLC and the sole member of JCP Investment Holdings, LLC, the investment manager and general partner, respectively, of certain entities whose principal business is investing in securities. From 2005 until 2007, Mr. Pappas worked for The Goldman Sachs Group, Inc. (Ticker: GS) (“Goldman Sachs”), a multinational investment banking and securities firm, in their Investment Banking Division. Prior to Goldman Sachs, Mr. Pappas worked at Banc of America Securities, the investment banking arm of Bank of America (Ticker: BAC), a multinational banking and financial services corporation. Mr. Pappas sits on the Board of Directors of Morgan’s Foods (Ticker: MRFD). Mr. Pappas received a Bachelor of Business Administration, and a Masters in Finance from Texas A&M University.

Travis Cocke - Mr. Cocke has over seven years of public market investment experience including over two years as a portfolio manager with complete investment discretion for the public equity portfolio of a small family office.  Prior to co-founding Southpaw Capital LLC in 2011, he was a Portfolio Manager at Farney Management Corp., and an Investment Analyst at Ascendant Advisors LLC.  Mr. Cocke also held positions at the Texas Teachers Retirement System, a $100 billion public pension fund, and at Omega Advisors, a $6+ billion long/short hedge fund based in New York. Additionally, Mr. Cocke is a managing member for several private investment partnerships with interest in real estate and public equities. Mr. Cocke received a BBA in Finance from Texas A&M University.

Patrick M. Cahill, CPA - Mr. Cahill works as an independent consultant assisting companies on financial and operational projects. From 2001 to 2008, Mr. Cahill was the Chief Financial Officer of Champion Window, Inc. Champion is a manufacturer and distributor of windows to the new residential construction industry. From 1987 to 2001, he was employed at Equus Capital Management Corporation originally as its Controller and ultimately as a Vice President and its Chief Financial Officer. Equus was involved in the management of publicly traded and privately held leveraged buyout funds involved in the acquisition of small to medium sized businesses in a variety of industries. From 1982 to 1987 Mr.Cahill worked as an auditor for Ernst & Young. He has served on the board of directors of two privately held companies. Mr. Cahill is a graduate for The McCombs School of Business at The University of Texas.

The Board currently has two vacancies which the Company anticipates filling in due course as suitable candidates are identified and selected.

“As to the future, I am very eager to get started in my role as interim-CEO”, said Mr. Sadeghpour. “The Company's ultimate goal of an ore discovery will require individuals with proven track records of success. In that respect, I am very excited to introduce shareholders to our new lead geologist: Juan Carlos Toro Taylor, Chairman of ETT Exploration. A former CODELCO senior geologist, Juan Carlos Toro Taylor has over 35 years of experience mainly in copper, gold, and iron ore throughout South America, Africa, Australia, and Asia. He has led and been involved in multiple Chilean ore discoveries that include Gabriela Mistral and Inca de Oro.

Juan Carlos and his team have spent the last 3 months analyzing our Los Zorros and Chimberos properties. I personally consider it a great honor to be working with such distinguished geologists as we drill new targets within our existing projects. I'm thrilled to say that the ETT team is hoping to begin their first drilling program on these properties very soon.”

Subsequent to the year ended December 31, 2012, severance totaling $1,341,734 was paid to employees and a consultant of the Company that were terminated pursuant to the change in management effected January 15, 2013.

Trends and Financing - Over the past several years, we have experienced a number of important external changes in the market place that had an affect on our overall performance. In the latter part of 2008, we found ourselves in the middle of a global economic crisis, with its actual or threatened bank failures, major international liquidity issues, and a general slowdown leading to a global recession. Shortly thereafter, commodity prices, particularly the price of copper, began a serious decline, eventually falling to a five year low, along with the price of gold and silver. Along with this, the share prices of most public companies including in particular junior resource stocks such as ours, fell to new lows, which greatly reduced our ability to raise capital. Although precious metal prices rebounded to trade at new highs, with considerable volatility, the market for the shares of junior explorers, after a brief improvement early in 2011, has significantly declined, making our ability to access capital to fund mineral exploration projects considerably more difficult. Also, although the global economy has now largely recovered from the primary effects of the global financial crisis, many countries - particularly the US and Euro-zone countries - are still experiencing slow growth, high unemployment and other economic stresses, which in turn may continue to depress general investor sentiment and their levels of risk tolerance, and thus the market for junior explorers. We anticipate that, due to prevailing global economic imbalances and other continuing economic conditions, gold and silver prices will be volatile and could rapidly reach much higher levels in response to economic shocks or other triggering events, should they occur. While such events could indirectly result in higher share prices for junior gold and silver explorers, we cannot accurately predict the timing of such events or their actual effect on our ability to raise capital.

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Plans and Projections – SAMEX exploration activities will continue to be focused on its copper-gold-silver projects in Chile.  The Company will continue to consider a joint venture or sale of all or a portion of the INCA copper-gold-moly property in Chile. See “Liquidity and Capital Resources” and “Anticipated Capital Requirements”. See note “Forward Looking Statements” at the end of this report.

ANALYSIS OF FINANCIAL STATEMENTS

International Financial Reporting Standards - As result of the Accounting Standards Board of Canada’s decision to adopt International Financial Reporting Standards ("IFRS") for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company adopted IFRS in its financial statements for the year ended December 31, 2011. The consolidated financial statements of the Company for the year ended December 31, 2012 are reported under IFRS. The Company previously applied the available standards under previous Canadian Accepted Accounting Principles ("Canadian GAAP") that were issued by the Accounting Standards Board of Canada. The effects of the conversion from Canadian GAAP to IFRS were identified in Note 12 "Transition To IFRS" of our consolidated financial statements for the year ended December 31, 2011. As required by IFRS 1 “First-time Adoption of International Financial Reporting Standards”, January 1, 2010 was considered to be the date of transition to IFRS by the Company. Therefore, the comparative figures that were previously reported under previous Canadian GAAP were restated in accordance with IFRS. Our consolidated financial statements have been prepared in Canadian dollars and in accordance with IFRS which differ in significant respects from accounting principles generally accepted in Canadian GAAP and from accounting principles generally accepted in the United States ("U.S. GAAP"). As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with IFRS.

During the year ended December 31, 2012, management concluded that the functional currency of Minera Samex Chile S.A. is the Chilean Peso and not the Canadian dollar as it was previously designated to be, and accounted for this accordingly. In consideration of the effects of the difference in foreign exchange translation and to reflect the Chilean Peso being identified as the functional currency of Minera.Samex Chile S.A., the consolidated statements of financial position as at December 31, 2011 and January 1, 2011 and the consolidated statements of comprehensive loss and cash flows for the year ended December 31, 2011 have been restated to reflect the Chilean peso as the functional currency of Minera Samex Chile S.A. See the consolidated financial statements for the year ended December 31, 2012, Note 13 "Restatement", for these adjustments made for fiscal 2011.

The following discussion of our operating results explains material changes in our consolidated results of operations for the year ended December 31, 2012. These consolidated financial statements include the accounts of the Bolivian subsidiaries for a 12 month period that includes their second, third and fourth quarters from January 1, 2012 to September 30, 2012 and the first quarter of their 2013 fiscal year from October 1, 2012 to December 31, 2012. The discussion should be read in conjunction with the Company's consolidated financial statements to December 31, 2012 and the related notes included in this report. Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto. This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.

Overview - Our business is exploration for minerals. We do not have any properties that are in production. We have no earnings and, therefore, finance these exploration activities by the sale of our equity securities or through joint ventures with other mineral exploration companies. The key determinants of our operating results include the following:

a)	our ability to identify and acquire quality mineral exploration properties on favorable terms;
b)	the cost of our exploration activities;
c)	our ability to finance our exploration activities and general operations;
d)	our ability to identify and exploit commercial deposits of mineralization; and
e)	the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties.

These determinates are affected by a number of factors, most of which are largely out of our control, including the following:

a)	the competitive demand for quality mineral exploration properties;
b)	political and regulatory climate in countries where properties of interest are located;
c)	regulatory and other costs associated with maintaining our operations as a public company;
d)	the costs associated with exploration activities; and
e)	the cost of acquiring and maintaining our mineral properties.

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Our primary capital and liquidity requirements relate to our ability to secure funds, principally through the sale of our securities, to raise sufficient capital to maintain our operations and fund our efforts to acquire mineral properties with attractive exploration targets and conduct successful exploration programs on them. We anticipate this requirement will continue until such time as we have either discovered sufficient mineralization on one or more properties with sufficient grade, tonnage and type to support the commencement of sustained profitable mining operations and are thereafter able to place such property or properties into commercial production or until we have obtained sufficient positive exploration results on one or more of our properties to enable us to successfully negotiate a joint venture with a mining company with greater financial resources than us or some other suitable arrangement sufficient to fund our operations.

Our success in raising equity capital is dependent upon factors which are largely out of our control including:

a)	market prices for gold, silver, copper and other metals and minerals;
b)	the market for our securities; and
c)	the results from our exploration activities.

Significant factors affecting our operations over the past several years include the instability in the global financial situation and the related volatility in the demand for, and in the prices of precious and base metals. However, during 2012, lingering effects of the 2008-2009 financial crisis and government responses to it - including high levels of government debt, adoption of expansionist monetary policies, Eurozone instability, and a growing sovereign debt crisis - contributed to a significant increase in the demand for, and in the price of, gold and silver (although with considerable volatility). This trend may continue through the next year and possibly beyond. While uncertainty over global financial conditions has led to significant increases in the price of gold and silver and a brief improvement in the market for securities of precious metal exploration companies in 2011, it has also led to significant market uncertainty and more recently, a significant decline in the market for junior resource companies. While we anticipate that improved metal prices will in due course improve the market for the securities of junior gold and silver explorers and therefore our ability to secure additional equity financing, the timing and extent of such effects cannot be accurately predicted. Metal prices cannot be predicted with accuracy and our plans will be largely dependent upon the timing and outcome of metal markets, particularly the price of gold, silver and copper which is entirely outside of our control. We also anticipate that our operating results would be significantly affected by the results of our exploration activities on our existing properties. See note titled “Forward Looking Statements” at the end of this report.

Currency Risk - Currency exchange rate fluctuations could adversely affect our operations. The parent Company's functional currency is the Canadian Dollar and the functional currency of the Company's subsidiary, Minera Samex Chile S.A., is the Chilean Peso. We have obligations and commitments in Canadian Dollars, Chilean Pesos and United States Dollars. Fluctuations in foreign currency exchange rates may affect our results of operations and the value of our foreign assets, which in turn may adversely affect reported financial figures and the comparability of period-to-period results of operations.

Accounting Policies - We have adopted a number of accounting policies and made a number of assumptions and estimates in preparing our financial reporting, which are described in Note 2 to our consolidated financial statements. These policies, assumptions and estimates significantly affect how our historical financial performance is reported and also your ability to assess our future financial results. In addition, there are a number of factors which may indicate our historical financial results, but will not be predictive of anticipated future results. You should carefully review the following disclosure, together with the attached consolidated financial statements and the notes thereto, including in particular, the statement of significant accounting policies set out in Note 2 to such statements.

Going Concern Assumptions - Our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future and will be able to realize assets and discharge our liabilities in the ordinary course of operations. We do not have any mineral properties in production, and have not yet generated any revenues and have a history of losses. Our continuation as a going concern is uncertain and dependent on our ability to discover commercial mineral deposits on our properties and place them into profitable commercial production and our ability to sustain our operations until such time. This, in turn depends on our ability to continue to fund our operations by the sale of our securities and other factors which are largely out of our control. Although we have been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future. In the event we cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further exploration on our properties. Our consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should we not be able to continue in our operations, and the amounts recorded for such items may be significantly different from those contained in our consolidated financial statements.

Selected Annual Information & Summary of Quarterly Results

Selected Annual Information (reported under IFRS)	Year Ended December 31, 2012	Year Ended December 31, 2011 Re-Stated - Note 13 Financial Statements	Year Ended December 31, 2010 Re-Stated - Note 13 Financial Statements

Revenue	$ -	$ -	$ -
Loss from operations	1,866,307	4,142,106	1,163,026
Net loss for the year	1,446,975	3,708,873	1,091,350
Comprehensive loss for the year	761,555	4,852,872	1,330,323
Net loss per share	(0.02)	(0.03)	(0.01)
Total assets	21,772,354	22,397,380	19,116,519
Long-term liabilities	-	-	-

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Quarterly Results	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011
Revenue $	-	-	-	-	-	-	-	-
Net (earnings) loss $	713,688	117,482	722,405	(106,600)	856,284	(74,635)	2,738,780	324,772
Comprehensive (earnings) loss $	28,268	117,482	722,405	(106,600)	2,000,283	(74,635)	2,738,780	324,772
Net (earnings) loss /share $	0.01	0.01	0.01	(0.01)	0.01	(0.01)	0.02	0.01

The loss for the first quarter ended March 31, 2011 includes a stock-based compensation expense of $132,130 in relation to a stock option granted to a new director on 200,000 shares at $0.70 per share. The loss for the second quarter ended June 30, 2011 includes a stock-based compensation expense of $2,494,291 in relation to stock options granted to consultants, employees, directors and officers on 1,950,000 shares at $1.50 per share. The loss for the fourth quarter ended December 31, 2011 includes year-end adjustments. In some quarters, losses from operations are offset by gains in the fair value of gold and silver bullion held by the Company. The loss for the second quarter ended June 30, 2012 includes a loss of $301,240 in the fair value of the gold and silver bullion holdings. The loss for the third quarter ended September 30, 2012 was offset by a gain of $310,945 in the fair value of the Company's gold and silver bullion holdings. The loss for the fourth quarter ended December 31, 2012 includes an impairment of exploration and evaluation assets totaling $215,450, and a loss of $84,665 on the changes in fair value of the gold and silver bullion holdings.

Operating Results

Los Zorros Property - During 2012, exploration work at the Los Zorros Property included bulldozer work to construct access roads, drill pads and trenches and a total of 11,844 meters of drilling was completed in 21 core drill holes. We also further expanded the Los Zorros camp facilities to accommodate the additional geologists and support workers involved in the exploration and drilling activities.

Final Advance Royalty Payment Made – During the first quarter of 2012, we also made the final advance royalty payment of US$100,000 (in Chilean peso equivalent) in relation to a 209-hectare-portion of the Los Zorros property which the Company had acquired under the “Hochschild Option/Purchase”. Pursuant to the terms of the agreement, if the concessions were not in production by December 31, 2007, advance royalty payments of US$100,000 per year were required for five years: by February 29, 2008 (paid), by March 1, 2009 (paid), by March 1, 2010 (paid), by March 1, 2011 (paid), and by March 1, 2012 (paid) to a maximum of US$500,000 ($500,000 paid). The advance royalty payments are recoverable from future royalty payments.

Aravena Option (Dropped Subsequent To Year End) - During the three months ended March 31, 2012 we made an option payment of US$95,345 on the Aravena Option. Pursuant to an option contract dated June 28, 2011, the Company had an option to acquire a 100% interest in approximately 2,900 hectares of mineral concessions adjacent to the Los Zorros property by making option payments totaling the Chilean peso equivalent of U.S. $245,345 as follows: U.S. $60,000 on signing (paid); U.S. $95,345 due January 31, 2012 (paid) and U.S. $90,000 due January 31, 2013. However, subsequent to the year ended December 31, 2012 the Company decided not to exercise the Aravena option and advised the owner that it would not be making the final option payment of US$90,000 due January 31, 2013. This resulted in an impairment of the Aravena Option costs that had previously been capitalized to the Los Zorros Property and consequently option payment costs and patents costs totaling $201,407 were written off at December 31, 2012.

Chimberos Property - During the fourth quarter of fiscal 2012, we completed blasting and bulldozer work to construct access roads and drill pads in preparation for drilling. By year-end, six core holes had been drilled for a total of 2,073 meters of drilling. Logging, sampling and assaying of some of the drill holes is yet to be completed.

INCA Property - Expenditures on the INCA property during 2012 included costs for staking, surveying, constructing monuments for concessions, annual patent payments, maintaining and staffing the INCA camp/core storage facilities, and monthly payments related to the US$50,000 buy out of the 1% NSR on the Providencia Mine concessions (pursuant to a royalty purchase contract dated August 20, 2012 the Company is buying out the 1% NSR on the Providencia Mine concessions, which comprise a portion of the INCA Property, for the Chilean peso equivalent of US$50,000 by making 10 payments as follows:  US$5,000 on August 31, 2012 (paid); US$5,000 on October 4, 2012 (paid); US$5,000 on November 4, 2012 (paid); US$5,000 on December 4, 2012 (paid); US$5,000 on January 4, 2013 (paid); US$5,000 on February 4, 2013 (paid); US$5,000 on March 4, 2013 (paid); US$5,000 on April 4, 2013 (paid); US$5,000 on May 4, 2013; and US$5,000 on June 4, 2013).

For the year ended December 31, 2012, expenditures related to our mineral exploration properties included "Exploration And Evaluation Assets" costs totaling $5,244,231 and "Mineral Interests Administration And Investigation" expenses totaling $387,787. Our assets categorized in the Consolidated Statements Of Financial Position as “Exploration And Evaluation Assets" increased to $18,139,082 at December 31, 2012 ($12,397,911 at December 31, 2011).

Current Assets at December 31, 2012 totaled $3,531,045 ($9,918,174 at December 31, 2011). The Company's Total Assets were $21,772,354 at December 31, 2012 ($22,397,380 at December 31, 2011). At December 31, 2012, we were debt-free, apart from accounts payable and accrued liabilities of $193,848, the major portion of which was subsequently paid in January 2013.

The following comments relate to categories in the consolidated financial statements for the year ended December 31, 2012:

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Statements of Financial Position

“Gold and Silver Bullion” - During 2012, the Company held a portion of its liquid assets in gold and silver bullion in lieu of holding cash. The Company sold 81,040 grams of gold bullion and 39,300 ounces of silver bullion for proceeds of $5,568,083 during the year ended December 31, 2012. At December 31, 2012, the Company held 6,230 grams of gold and 10,328 ounces of silver which had fair value of $642,690. Gold and silver bullion are measured at fair value with changes in carrying value being included in profit or loss. During the year ended December 31, 2012, the Company recognized a gain of $419,332 on the changes in fair value of its the gold and silver bullion (2011 - a gain of $433,233).

Consolidated Statements of Comprehensive Loss

"Interest and Bank Charges" - includes vault fees for storage of the Company's gold and silver bullion holdings.

“Mineral Interests Administration and Investigation Costs” - are expensed as incurred and are not capitalized to exploration and evaluation assets and include operating costs related to the Company’s activities in Chile and Bolivia that are not allocated to one of the Company’s specific mineral properties, and generative exploration or investigating and evaluating mineral properties not acquired by the Company.

“Office and Miscellaneous” - includes rent and utilities for the Canadian corporate office, book-keeping/accounting, office supplies, telephone, postage, courier, parking, mileage, printing, software.

“Professional Fees” – includes fees for consultants, legal fees for corporate counsel in Canada and South America as well as fees and retainers charged by specialized legal counsel and for other professional advisors/services.

"Salaries and Benefits" - the amount for the year ended December 31, 2011 included salary payments and one-time bonus payments made during the second quarter of fiscal 2011.

"Gain On Gold And Silver Bullion" - the Company recognized a gain of $419,332 on the sale of, or changes in fair value of the gold and silver bullion holdings during the year ended December 31, 2012.

"Net Loss" - The $1,866,307 loss from operations for fiscal 2012 was offset by a gain of $419,332 on the sale of, or changes in fair value of the gold and silver bullion holdings, resulting in a net loss of $1,446,975.

Statement of Changes In Shareholders' Equity

"Warrant Extension" - In fiscal 2011 the Company extended the term of 2,871,250 warrants at $1.00 per share by one additional year. This resulted in an incremental increase in the fair value of the warrants of $455,868 that was charged to deficit for fiscal 2011. During fiscal 2012 the Company received approval to extend the term of 1,823,668 warrants at $0.35 per share for two additional years, and to extend the term of 17,583,720 warrants at $0.70 per share for two additional years. This resulted in incremental increases in the fair value of the warrants of $222,101 and $1,001,576 respectively for a total charge of $1,223,677 to deficit for the year ended December 31, 2012.

"Share Based Payments" - During the year ended December 31, 2012, the Company granted a stock option to an employee/geologist on a total of 100,000 shares at $0.50 per share with a fair value on the grant date of $26,891 which was capitalized to the Los Zorros Property exploration and evaluation costs as stock-based compensation.

Liquidity and Capital Resources - We are an exploration company and do not have any mineral properties in production and, therefore, did not generate any revenue from operations during the year ended December 31, 2012. During the year ended December 31, 2012 we realized a loss from operations of $1,866,307 offset by a recognized gain of $419,332 on the sale of, or changes in fair value of the gold and silver bullion holdings. We realized a net loss of $1,446,975 or $0.02 per share for the year ended December 31, 2012 ($3,708,873 or $0.03 at December 31, 2011). Losses are a reflection of our ongoing expenditures on our mineral property exploration and evaluation assets which are all currently in the exploration stage. Since we have no source of operating revenues, no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise additional financing in the future to meet our working capital and on-going cash requirements. We may raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants or we may secure additional exploration funding through option or joint venture agreements on our mineral properties or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements. Based on current assets on hand at the date of this report, we believe we have sufficient funds to conduct our general operations over the next year, however we may require additional capital to fund our exploration programs over the next year. The Company plans to focus its exploration activities over the next year on its copper-gold-silver projects in Chile. See note “Forward Looking Statements” at end of this report.

In the coming years, we will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties. Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependent upon our ability to raise capital from the sale of our securities to fund our operations. We do not anticipate being able to obtain revenue from commercial operations in the short term and anticipate we will be required to raise additional financing in the future to meet our working capital and on-going cash requirements. We intend to raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants. We may also secure additional exploration funding through option or joint venture agreements on our mineral properties or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements. While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so. If, for any reason, we are not able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue such proposed acquisitions and exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations. See note titled “Forward Looking Statements” at the end of this report.

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Financing - In the past, we have relied in large part on our ability to raise capital from the sale of our securities to fund the acquisition and exploration of our mineral properties. 2010/2011 saw a significant increase in the demand for, and in the price of, gold and silver, and an improved market and price for shares of companies focused on precious metals. These trends during 2010/2011 improved our ability to raise capital at higher prices, on more favourable terms, and in greater amounts than in previous years. During fiscal 2010 we raised a total of $10,162,060 from two private placement at a price of $0.30 per unit and at $0.50 per unit and from the exercise of warrants as follows: during the first quarter ended March 31, 2010, the Company received proceeds of $177,000 from the exercise of warrants for the purchase of 885,000 shares at $0.20 per share. During the second quarter ended June 30, 2010 the Company received proceeds of $10,000 from the exercise of warrants for the purchase of 50,000 shares at $0.20 per share. During the third quarter ended September 30, 2010, the Company completed a private placement of 3,647,334 units at a price of $0.30 per unit for gross proceeds of $1,094,200 and received proceeds of $20,000 from the exercise of warrants for the purchase of 100,000 shares at $0.20 per share. During the fourth quarter ended December 31, 2010, the Company completed a private placement of 17,583,720 units at a price of $0.50 per unit for proceeds of $8,791,860 and received proceeds of $69,000 from the exercise of warrants for the purchase of 345,000 shares at $0.20 per share.

During fiscal 2011, we raised proceeds of $4,675,500 from the exercise of warrants and proceeds of $60,000 from the exercise of stock options as follows: during the first quarter ended March 31, 2011, the Company received proceeds of $1,784,550 from the exercise of warrants for the purchase of 195,000 shares at $0.20 per share, 500,000 shares at $0.30 per share, 750,000 shares at $0.70 per share, and 1,372,500 shares at $0.78 per share. During the second quarter ended June 30, 2011 the Company received proceeds of $2,800,950 from the exercise of warrants and $20,000 from the exercise of an option. During the third quarter ended September 30, 2011, the Company received proceeds of $90,000 from the exercise of warrants for 200,000 shares at $0.20 per share and 50,000 shares at $1.00 per share, and proceeds of $40,000 from the exercise of a stock option to acquire 200,000 shares at $0.20 per share.

During the year ended December 31, 2012 we received proceeds of $5,000 from the exercise of a warrant for the purchase of 25,000 shares at $0.20 per share.

Use Of Proceeds - In 2010 we completed a private placement in the third quarter and in regulatory filings disclosed that the intended use of the proceeds of $1,094,200 would be $800,000 for expenditures/exploration on our mineral properties and $294,200 for general working capital. This intended use of proceeds was more than satisfied as exploration/mineral interests costs totaled $1,523,911 for the 2010 fiscal year. During the fourth quarter of 2010 we completed a private placement and in regulatory filings disclosed that the intended use of the proceeds of $8,791,860 would be $5,000,000 for expenditures/exploration on our mineral properties and $3,791,860 for general working capital. This intended use of proceeds was satisfied by our exploration/mineral interests costs/expenses for 2011 and 2012 as follows:

For the year ended December 31, 2011, our exploration and evaluation assets costs totaled $3,345,249 and mineral interests administration and investigation expenses totaled $287,369. For the year ended December 31, 2012, exploration and evaluation assets costs totaled $5,244,231 and mineral interests administration and investigation expenses totaled $387,787.

Anticipated Capital Requirements - Based on current assets on hand at the date of this report, we believe we have sufficient funds to conduct our general operations over the next year, however we may require additional capital to fund our exploration programs over the next year.

While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so. If, for any reason, we are not able to secure equity financings, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations. Since we own our interests in our mineral properties, we do not have any significant capital obligations to third parties to maintain our property interests other than the payment of periodic patent and other government fees and the payments listed under the “Table of Contractual Obligations” (see below). Our anticipated cash requirements for the year are primarily comprised of the anticipated costs of conducting our exploration programs, our administrative overhead and the obligations listed under the “Table of Contractual Obligations” (see below) and other operating expenses in the normal course of business. See note titled “Forward Looking Statements” at end of this report.

Table of Contractual Obligations - The following table summarizes our contractual obligations at April 23, 2013 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payment Due By Period
	Total	Less than a year	1-3 Years	4-5 Years	After 5 Years
Purchase NSR Royalty (1)	US$10,000	US$10,000
Long-term Debt Obligations	NIL
Capital (Finances) Lease Obligations	NIL
Operating Lease Obligations	NIL
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	US$10,000	US$10,000

 (1) Pursuant to a royalty purchase contract dated August 20, 2012 the Company is buying out the 1% NSR royalty on the Providencia Mine concessions (which comprise a portion of the INCA Property) for the Chilean peso equivalent of US$50,000 by making 10 monthly payments as follows:  US$5,000 on August 31, 2012 (paid); US$5,000 on October 4, 2012 (paid); US$5,000 on November 4, 2012 (paid); US$5,000 on December 4, 2012 (paid); US$5,000 on January 4, 2013 (paid); US$5,000 on February 4, 2013 (paid); US$5,000 on March 4, 2013 (paid); US$5,000 on April 4, 2013 (paid); US$5,000 on May 4, 2013; and US$5,000 on June 4, 2013. (see INCA Property in Note 6 “Exploration And Evaluation Assets” to the Consolidated Financial Statements) (see “Mineral Property Summaries” – “INCA Property”).

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Research and Development, patents and licenses, etc. - We are a mineral exploration company and we do not carry on any research and development activities.

Trend Information - We anticipate that the price of gold, silver, and copper will continue to be volatile over the next year due in large part to prevailing global economic imbalances and other continuing economic conditions. Metal prices cannot be predicted with accuracy and our plans will be largely dependent upon the timing and outcome of metal markets, particularly the price of gold, silver and copper which is entirely outside of our control. See note titled “Forward Looking Statements” at the end of this report.

The prices of precious metals and base metals fluctuate widely and are affected by numerous factors beyond our control, including expectations with respect to the rate of inflation, relative strength of the U.S. dollar, Chilean Peso and of other currencies as against the Canadian Dollar, interest rates, and global or regional political or economic crisis.  The demand for and supply of precious metals and base metals may affect precious metals and base metals prices but not necessarily in the same manner as supply and demand affect the prices of other commodities. If metal prices are weak, it is more difficult to raise financing for our exploration projects.  There is no assurance our attempts to attract capital will be successful.  Failure to attract sufficient capital may significantly affect our ability to conduct our planned exploration activities. Conversely, when metal prices are strong, competition for possible mineral properties increases as does the corresponding prices for such prospective acquisitions and the cost of drilling and other resources required to conduct exploration activities.

We have followed the policy of, at year end, writing down to nominal value any of our mineral properties on which we have not conducted any significant exploration or acquisition activities during that fiscal year and do not plan to conduct exploration activities within the current year, regardless of our long term view of the prospects of the particular property. Since our future exploration activities are dependent upon a number of uncertainties including our ability to raise the necessary capital (which is in turn affected by external factors such the prices of precious and base metals), we may be required, by application of this accounting policy, to write down other properties now shown as an asset in our consolidated financial statements to nominal value, even though we may intend to conduct future exploration activities on them after the current fiscal period.

Off Balance Sheet Arrangements - At December 31, 2012, we did not have any material off-balance sheet arrangements out of the ordinary course of business other than employment or consulting agreements with our executives.

Disclosure Controls and Procedures - The Chief Executive Officer and Chief Financial Officer of the Company evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2012 and concluded that as of such date, the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities. During the period covered by this report, there were no significant changes in the Company’s internal controls or in other factors that materially adversely affected, or are reasonably likely to materially adversely affect, the Company’s internal control over financial reporting.

Stock Options - Under the Company’s “rolling” Stock Option Plan approved by shareholders and accepted by the TSX Venture Exchange, the Company may reserve up to 10% of its issued and outstanding shares for issuance (less any shares already issued under existing stock options). At December 31, 2012 options were outstanding to acquire 10,820,000 shares as follows:

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Optionee	Date of Option	# of Shares	Price	Expiry Date
Jeffrey Dahl	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009 May 2, 2011	350,000 300,000 270,000 625,000 300,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Robert Kell	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009 May 2, 2011	350,000 300,000 275,000 625,000 300,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Larry McLean	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009 May 2, 2011	350,000 300,000 250,000 625,000 300,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Allen Leschert	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009 May 2, 2011	350,000 150,000 150,000 200,000 150,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Malcolm Fraser	Jan 6, 2011 May 2, 2011	200,000 225,000	$0.70 $1.50	Jan 6, 2021 May 2, 2021
Brenda McLean	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009 May 2, 2011	175,000 150,000 75,000 250,000 100,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Philip Southam	April 20, 2005 May 2, 2006 Sep 4, 2009 Sep 16, 2010 May 2, 2011	30,000 70,000 150,000 150,000 100,000	$0.40 $0.85 $0.20 $0.35 $1.50	April 20, 2015 May 2, 2016 Sep 4, 2019 Sep 16, 2015 May 2, 2021
Peter Dahl	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009	350,000 150,000 150,000 400,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Francisco Vergara	May 2, 2006 Sep 4, 2009 Sep 16, 2010 May 2, 2011	50,000 150,000 100,000 100,000	$0.85 $0.20 $0.35 $1.50	May 2, 2016 Sep 4, 2019 Sep 16, 2015 May 2, 2021
Manuel Avalos	May 2, 2006 Sep 4, 2009 Sep 16, 2010 May 2, 2011	100,000 150,000 150,000 100,000	$0.85 $0.20 $0.35 $1.50	May 2, 2016 Sep 4, 2019 Sep 16, 2015 May 2, 2021
Jorge Humphreys	May 2, 2006	20,000	$0.85	May 2, 2016
Jean Nicholl	May 2, 2006 Sep 4, 2009 Sep 16, 2010 May 2, 2011	20,000 50,000 30,000 25,000	$0.85 $0.20 $0.35 $1.50	May 2, 2016 Sep 4, 2019 Sep 16, 2015 May 2, 2021
Jorge Espinoza	May 2, 2006	30,000	$0.85	May 2, 2016
Adrian Douglas	Jan 15, 2009 Sep 4, 2009 Jan 29, 2010 May 2, 2011	60,000 30,000 110,000 200,000	$0.20 $0.20 $0.35 $1.50	Jan 15, 2014 Sep 4, 2019 Jan 29, 2015 May 2, 2021
Gabriela Malebran	Jun 5, 2012	100,000	$0.50	Mar 31, 2013
	TOTAL	10,820,000

Subsequent to the year ended December 31, 2012, options on 750,000 shares at $1.50 per share were cancelled/forfeited by employees and a consultant of the Company that were terminated pursuant to a change in management effected January 15, 2013.

Audit Committee & Compensation Committee - The Audit Committee is governed by the Company’s Audit Committee Charter. The Audit Committee’s primary function is to review the annual audited financial statements with the Company’s auditor prior to presentation to the Board. The audit committee also reviews the Company’s interim un-audited quarterly financial statements prior to finalization and publication.

During the fiscal period ended December 31, 2012 and continuing until January 15, 2013, the Company's Audit Committee was composed of Larry McLean, former director, Vice President Operations and Chief Financial Officer of the Company, who was not independent, and the following three audit committee members who the Board of Directors had determined to be independent in accordance with the requirements of our Audit Committee Charter: former director Allen Leschert; former director Malcolm Fraser; and director, Chairman Sasan Sadeghpour. Larry McLean and Allen Leschert had been directors of the Company since 1995. Malcolm Fraser was appointed to the Board on January 6, 2011 and Sasan Sadeghpour was appointed to the Board on September 10, 2012. All four of the former Audit Committee members are “financially literate”: Allen Leschert, Malcolm Fraser and Larry Mclean had, in the course of their duties, engaged in the review and analysis of - and/or had actively supervised persons engaged in the preparation, auditing and analysis of - numerous interim and annual financial statements for the Company, as well as for other public companies for which they have served as directors or officers. Allen Leschert, who served as audit committee chairman, also has more than 25 years experience as a securities lawyer. In addition to holding a law degree, he also holds a B. Comm. (with distinction), specializing in Corporate Finance and Accounting. Sasan Sadeghpour has financial experience and is the President and Chief Investment Officer of Sasco Investments, LP and has managed hedge fund Sasco Partners, LP since its inception in January 2004.

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The Company's current Audit Committee effective January 15, 2013, is composed of Sasan Sadeghpour, Director, Chairman, and Interim Chief Executive Officer, who is not independent, and independent directors, James Pappas, Travis Cocke, and Patrick M. Cahill. Sasan Sadeghpour has been a director of the Company since September 10, 2012 and James Pappas, Travis Cocke, and Patrick M. Cahill were appointed to the Board on January 15, 2013. All four of the Audit Committee members are “financially literate”: Sasan Sadeghpour has financial experience and is the President and Chief Investment Officer of Sasco Investments, LP and has managed hedge fund Sasco Partners, LP since its inception in January 2004; James Pappas is an investment manager and general partner of entities whose principal business is investing in securities. Mr. Pappas received a Bachelor of Business Administration, and a Masters in Finance from Texas A&M University; Travis Cocke has experience as an investment portfolio manager and is managing member for several private investment partnerships with interest in real estate and public equities. Mr. Cocke received a BBA in Finance from Texas A&M University; Patrick M. Cahill, CPA, has experience as a Controller and Chief Financial Officer and is currently an independent consultant assisting companies on financial and operational projects. Mr. Cahill is a graduate of The McCombs School of Business at The University of Texas.

Prior to January 15, 2013, the Company's Compensation Committee was composed of Allen Leschert, Malcolm Fraser, Sasan Sadeghpour, and Larry McLean. The Compensation Committee was established to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company or other such persons as the Board may request from time to time. The current Board has not yet appointed a Compensation Committee.

Employees, Related Party Salaries and Payments – During the year ended December 31, 2012 we had from 25 to 27 employees, the majority of which were involved in activities related to our mineral exploration properties in Chile (compared to from 21 to 27 employees during 2011). During the year ended December 31, 2012, salaries for employees who were also directors or officers of the Company totalled $523,800, a $162,000 portion of which was capitalized to exploration and evaluation assets.

A former director of the Company, charged $6,000 during the year ended December 31, 2012 for providing research and consulting services for the Company's Board of Directors. A former director of the Company, provided legal services to us through Leschert & Company Law Corporation which charged $204,147 for legal services during the year ended December 31, 2012. During the year ended December 31, 2012, pursuant to a settlement agreement dated September 10, 2012, $50,000 was paid to Sasco Partners, LP, controlled by Sasan Sadeghpour, a director of the Company, to reimburse for legal fees.

Subsequent to the year ended December 31, 2012, severance totaling $1,341,734 was paid to employees and a consultant of the Company that were terminated pursuant to the change in management effected January 15, 2013 (a $1,188,000 portion of the severance was paid to employees and a consultant who were former directors or officers of the Company). Subsequent to the year ended December 31, 2012, on April 2, 2013, US$78,429 was paid to Sasco Partners, LP, controlled by Sasan Sadeghpour, a director of the Company, to reimburse for legal fees.

ADDITIONAL INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2012

Directors And Officers Of The Company During The Year Ended December 31, 2012: Jeffrey P. Dahl – President, CEO & Director; Peter J. Dahl - Chairman & Director; Robert E. Kell - Vice President Exploration & Director; Allen D. Leschert - Director; Larry D. McLean - Vice President Operations, CFO & Director; Malcolm B. Fraser - Director; Brenda L. McLean - Corporate Secretary. On September 10, 2012 Sasan Sadeghpour was appointed to the SAMEX board of directors and to the position of Chair of the Board. Mr. Sadeghpour replaced Peter Dahl, who agreed to step down as a director and Chair of the Board effective September 10, 2012.

Investor Relations – Investor relations activities during 2012 were handled by management and included telephone contacts and “Glance” desk-top-sharing presentations and in-person meetings with shareholders, brokers and investors.

Stock Options – During the year ended December 31, 2012, the Company granted an employee/geologist a stock option on 100,000 shares at $0.50 per share with a fair value on the grant date of $26,891 which was capitalized to the Los Zorros Property exploration and evaluation costs as stock-based compensation. During the year ended December 31, 2012, options expired on 50,000 shares at $$0.80; 100,000 shares at $1.40; 60,000 shares at $0.70; and 100,000 shares at $0.70. During the third quarter of 2012, certain stock options were forfeited/cancelled as follows: options on a total of 525,000 shares at $1.50 per share were forfeited pursuant to the settlement agreement dated September 10, 2012 reached between SAMEX and Sasco/Sasan Sadeghpour whereby five former directors each forfeited a portion of $1.50 options they had originally been granted on May 2, 2011. Subsequent to the year ended December 31, 2012, options on 750,000 shares at $1.50 per share were cancelled/forfeited by employees and a consultant of the Company that were terminated pursuant to a change in management effected January 15, 2013.

Warrants – During the year ended December 31, 2012, warrants were exercised for the purchase of 25,000 shares at $0.20 per share for proceeds of $5,000. On March 16, 2012, warrants expired for the purchase of 621,250 shares a $1.00 per share. No warrants were issued during the year ended December 31, 2012.

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Extension Of Warrant Terms - During the third quarter of fiscal 2012, the Company extended the terms of the following warrants by two additional years:

1,823,668 warrants exercisable at $0.35 per share. These warrants were originally issued with a two-year term expiring July 8, 2012. The Company received consent from the TSX Venture Exchange to extend the term of these warrants for two additional years until July 8, 2014. The exercise price of the warrants remains at $0.35 per share. The extension of the term resulted in an incremental increase in the fair value of the warrants of $196,397 which was charged to deficit for the third quarter ending September 30, 2012. A Control Person/Director of SAMEX, Sasan Sadeghpour holds 861,834 of these warrants.

17,583,720 warrants exercisable at $0.70 per share. These warrants were originally issued with a two-year term expiring on November 1, 2012. The Company received consent from the TSX Venture Exchange to extend the term of these warrants for two additional years until November 2, 2014. The exercise price of the warrants remains at $0.70 per share. The extension of the term resulted in an incremental increase in the fair value of the warrants of $1,767,565 which was charged to deficit for the third quarter ending September 30, 2012. A Control Person/Director of SAMEX, Sasan Sadeghpour holds 10,164,000 of these warrants.

Securities Issued During The Year Ended December 31, 2012

Outstanding shares at December 31, 2011 - 126,708,719
Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
Feb 8/12	Common Shares	Warrant Exercise	25,000	$0.20	$5,000	Cash	N/A
Outstanding shares at December 31, 2012 - 126,733,719
Outstanding shares at the date of this report - April 23, 2013 - 126,733,719

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MINERAL PROPERTY SUMMARIES

LOS ZORROS PROPERTY, Chile

The Los Zorros Property in the Atacama region of northern Chile is located approximately 60 kilometers south of the city of Copiapo, Chile. The property is accessed by vehicle by driving approximately 60 kilometers south of the city of Copiapo on the paved, four-lane Pan American Highway (Highway 5) then traveling 5.5 kilometers east on a government maintained dirt road to the western boundary of the property and a further 4 kilometers to the Company’s exploration camp.

The Los Zorros property covers a district of about 80 square kilometers with numerous scattered small mines and prospects where there was sporadic attempts at small-scale production for copper, gold and silver in the past. The exploration objective at Los Zorros is to explore for copper, gold and silver beneath the widespread mineral occurrences in this district of historic small mining activity. The Los Zorros property is a very large, district-sized land holding, only a portion of which has been systematically explored by SAMEX to date. The Company has 100% interest in 67 mineral concessions (approx. 8,690 hectares) acquired by staking, purchase at government auction, purchase agreement, and by two purchase option contracts. Of particular significance, all acquisition payments have been made on these extensive accumulated land holdings at Los Zorros.

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Many kilometers of access roads, bulldozer trenches, and a total of 29,434.45 meters of drilling in 65 core drill holes have been completed during various exploration programs conducted by SAMEX between 2004 and 2012 (see details/results in news releases concerning the Los Zorros Property on the SAMEX website at www.samex.com). During 2012, exploration work at Los Zorros included bulldozer work to construct access roads, drill pads and trenches and a total of 11,844 meters of drilling was completed in 21 core drill holes. We also further expanded the Los Zorros camp facilities to accommodate the additional geologists and support workers involved in the exploration and drilling activities.

In addition to the exploration that has been conducted from 2004 to 2012, exploration drilling is ongoing in 2013 (see www.samex.com for News Release No. 2-13 dated January 31, 2013, "Samex Prepares Drilling Program At El Gringo Copper And Gold Prospect - Los Zorros, Chile" and News Release No. 3-13 dated February 27, 2013, "Samex Expands El Gringo Drill Program And Provides Chimberos Update" and News Release No. 5-13 dated March 27, 2013, "SAMEX Reports Encouraging Preliminary Results At El Gringo And Further Expands Drill Program").

Aravena Option Dropped - Costs Written Off at December 31, 2012 - Under a Unilateral Option Contract dated June 28, 2011 between Cristian Marcelo Aravena Caullan and our subsidiary Minera Samex Chile S. A. ("the Aravena Option"), the Company had an option to acquire 100% interest in additional mineral concessions covering approximately 2,900 hectare adjacent to the Los Zorros property by paying the 2011/2012 patents (paid) and by making option payments totaling the Chilean Peso-equivalent of US$245,345 as follows: US$60,000 upon signing the Option (paid); U.S. $95,345 due January 31, 2012 (paid); and US$90,000 by January 31, 2013. However, subsequent to the year ended December 31, 2012, the Company decided not to exercise the Aravena Option and advised the owner that it would not be making the final option payment of US$90,000 due January 31, 2013. This resulted in an impairment of the Aravena Option costs that had previously been capitalized to the Los Zorros Property and consequently option payment costs and patents costs totaling $201,407 were written off at December 31, 2012.

Los Zorros Property Mineral Interests - The Company’s Chilean subsidiary, Minera Samex Chile, S.A, has 100% interest in 67 exploitation mining concessions (approx. 8,690 hectares) acquired by staking, purchase at government auction, purchase agreement, and by two purchase option contracts. The Company holds a 100% interest in the acquired concessions subject to the terms described below in the Purchase and Sale Agreement with Compania Contractual Minera Ojos del Salado, the Purchase Option Contract with Comercial Sali Hochschild S.A., the Purchase Option Contract with Compania Minera San Estaban Primera S.A., and subject to the Finder’s Fee, Bonus and Royalty described below:

Purchase and Sale Agreement dated January 29, 2003 between our subsidiary, Minera Samex Chile S.A. and Compania Contractual Minera Ojos del Salado - We entered into a purchase agreement dated January 29, 2003, with the vendor, Compania Contractual Minera Ojos del Salado, to acquire approximately 1,429 hectares of mineral concessions covering old goldmines and gold showings in the Los Zorros district for US$50,000 cash (which has been paid).  Because of the vendor’s interest in copper, under the purchase agreement, the vendor retained a back-in right to earn an interest in the property in the event that we discover a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing us three times the expenditures incurred, and up to 51% interest by expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.

Purchase Option Contract dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A. – In October 2006 we completed the acquisition of mineral concessions covering a 209-hectare-portion of the Los Zorros property (covers portions of the Milagro and Lora areas of the Los Zorros property). Under the Option, SAMEX acquired the concessions by making option payments totaling US$230,000 as follows: US$30,000 upon signing of the Option Agreement (paid); US$50,000 by October 31, 2004 (paid); US$50,000 by October 31, 2005; (paid); US$100,000 by October 31, 2006 (paid). Pursuant to the exercise of the Hochschild option and the related Purchase Contract dated October 27, 2006, SAMEX holds 100% interest in the concessions subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater. SAMEX has an option to buyout the Royalty at any time for US$1,800,000. Pursuant to the option/purchase agreement, if the concessions were not in production by December 31, 2007, advance royalty payments of US$100,000 per year were required for five years (by February 29, 2008 (paid), by March 1, 2009 (paid), by March 1, 2010 (paid), by March 1, 2011 (paid), and by March 1, 2012 (paid) to a maximum of US$500,000 (paid). The advance royalty payments are recoverable from future royalty payments.

Purchase Option Contract dated June 29, 2005 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera San Estaban Primera S.A. – In December 2006 we completed the acquisition of mineral concessions covering a 95-hectare-portion of the Los Zorros property by making option payments totaling US$200,000 over 18 months as follows: US$75,000 upon signing the Option Agreement (paid); US$25,000 by December 20, 2005 (paid); US$50,000 by March 20, 2006 (paid); and US$50,000 by December 20, 2006 (paid). SAMEX now holds 100% interest in the concessions subject to a Net Smelter Return Royalty of 1.5% on copper, gold, silver, and other payable minerals. SAMEX has an option to buyout the Royalty at any time for US$1,000,000.

Finder’s Fee, Bonus and Royalty - Pursuant to a Consulting Agreement dated September 25, 2002 between SAMEX and Geosupply Servicios de Geologia & Mineria & Sondajes de Diamantina, the concessions in the Los Zorros district are subject to the following finder’s fee, bonus and royalty:

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a)	A finder’s fee of US$10,000 payable within 90 days of commencement of a drilling program on the concessions (which has been paid);
b)	A bonus of US$150,000 payable within one year from the date of Commencement of Commercial Production on the concessions; and
c)	Net Smelter Return royalty equal to 0.25% of Net Smelter Returns.

Annual Patent Payments On the Company's Landholdings - Patents must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions. Patent fees are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month. In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2012 the M.T.U. was 39,412 x 1/10th = 3,941.2 Chilean Pesos per hectare which, at the Observed US$/Peso exchange rate of 485.71 at March 15, 2012 equated to approximately US$8.11 per hectare for exploitation concessions). In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2012 the M.T.U. was 39,412 x 1/50th = 788.24 Chilean Pesos per hectare which, at the Observed US$/Peso exchange of 485.71 rate at March 15, 2012 equated to approximately US$1.62 per hectare for exploration concessions).

Sampling, analytical procedures, controls at Los Zorros - Geochemical analyses on samples were performed by ALS Minerals, an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999. In preparing drill core samples for analysis, the core is cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half is bagged and sealed as a sample for analysis. To provide quality control, pre-packaged, sealed, certified standard (include low and medium grade copper-gold pulps) and blank pulps are included for analysis by inserted them as samples in random order at approximately 1 per every 30 samples. To ensure chain of custody, the bagged samples for analysis are picked up by an agent of ALS Minerals and transported directly to the ALS Minerals laboratory at Antofagasta or at Coquimbo, Chile.

The Los Zorros Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

CHIMBEROS PROPERTY, Chile

The Chimberos Property is a silver-gold-copper prospect located about 75 kilometers north of the city of Copiapo and situated in the historic Chimberos mining district which was one of Chile’s largest silver producing areas. The property is accessed by vehicle by driving north from Copiapo on a paved, two-lane highway (Highway C-17) to the property which is adjacent to the highway. Part of the property covers much of the core of a complex fissure fault zone which controlled the enriched silver mineralization that was mined in the Buena Esperanza mines at Chimberos. The exploration objective at Chimberos is to explore for copper, gold and silver beneath this historic mining district.

During the fourth quarter of 2012, we completed blasting and bulldozer work to construct access roads and drill pads in preparation for a drilling program at Chimberos. In November, the Company commenced drilling, and by year-end, 2,073 meters of drilling had been completed in six core drill holes. See www.samex.com for News Release N0. 9-12 dated November 5, 2012 "Samex Begins Drilling At Chimberos Silver-Gold-Copper Project, Chile and News Release No. 3-13 dated February 27, 2013, "Samex Expands El Gringo Drill Program And Provides Chimberos Update". Due to the change in geologic personnel in January 2013, a portion of the core drilled by the prior geologic team had not yet been logged, sampled and assayed by the time of this report. Results will be announced in due course once all logging and assaying has been completed.

Chimberos Property Mineral Interests - The Company’s Chilean subsidiary, Minera Samex Chile, S.A, has 100% interest in 36 exploitation mining concessions (approx. 2,828 hectares) acquired by staking and purchasing concessions at government auction.

Annual Patent Payments On the Company's Landholdings - Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions. Patent fees are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month. In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2012 the M.T.U. was 39,412 x 1/10th = 3,941.2 Chilean Pesos per hectare which, at the Observed US$/Peso exchange rate of 485.71 at March 15, 2012 equated to approximately US$8.11 per hectare for exploitation concessions). In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2012 the M.T.U. was 39,412 x 1/50th = 788.24 Chilean Pesos per hectare which, at the Observed US$/Peso exchange of 485.71 rate at March 15, 2012 equated to approximately US$1.62 per hectare for exploration concessions).

Sampling, analytical procedures, controls at Chimberos - Geochemical analyses on samples were performed by ALS Minerals, an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999. In preparing drill core samples for analysis, the core is cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half is bagged and sealed as a sample for analysis. To provide quality control, pre-packaged, sealed, certified standard (include low and medium grade copper-gold pulps) and blank pulps are included for analysis by inserted them as samples in random order at approximately 1 per every 30 samples. To ensure chain of custody, the bagged samples for analysis are picked up by an agent of ALS Minerals and transported directly to the ALS Minerals laboratory at Antofagasta or at Coquimbo, Chile.

The Chimberos Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

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INCA PROPERTY, Chile

The INCA property in the Atacama region of Chile is located approximately 90 kilometers north of the city of Copiapo, Chile and 6.0 kilometers east of the paved highway that connects Copiapo to Diego Del Amargo and the El Salvador Mine. The property is accessed by vehicle by driving north from Copiapo on paved, two-lane highway (Highway C-17) to the village of Inca de Oro. The INCA property and the Company’s exploration camp are located about 6 kilometers east of the village of Inca de Oro along a government maintained gravel road leading to the San Pedro de Cachiyuyo district. The INCA property is favorably situated from a logistical perspective, being close to important transportation routes, power lines and general mining infrastructure.

Historically, the INCA project area has been the center of small mining activity primarily for production of oxide-copper and some secondary enriched copper sulfide ores. This area hosts variably sized breccia pipes with outcropping, or historically mined copper, molybdenum and gold mineralization and the exploration objective has been to explore this area for copper, gold, silver and molybdenum.

During 2006 we completed the construction and equipping of a camp and exploration office at the INCA project and compiled extensive maps of the project area. We also conducted more than 30 line-kilometers of IP geophysical survey over six survey lines. In 2007 we conducted additional geophysical surveys and a program of bulldozer trenching, sampling and assaying was completed. Blasting and bulldozer work was conducted to prepare access roads and drill pads for a Phase I core drilling program. The core-drilling program completed 10,309 meters of drilling in 35 holes. From the results of the Phase I exploration, it became apparent that, although some of the results (particularly in the area around the Providencia mine) were very promising, the first phase of exploration did not discover the presence of a wide-spread, near-surface porphyry copper deposit that we had hoped for. We concluded that, although the possibility still existed to find a large scale copper deposit at INCA, considerable more exploration work and expenditures would be required to do so, which exceeded our available resources at that time. Since that time we have been seeking to arrange a joint venture or sale of all or a portion of our INCA copper, gold, molybdenum property.

Of importance, during 2009 we completed the final option payment under the “Araya Option” to acquire the Providencia Mine concessions situated within the greater INCA project area. These concessions cover one of the stronger mineralized areas identified during phase I exploration at the INCA project including the Providencia copper breccia pipe, a swarm of sheeted veins, and other tourmalinized/silicified breccia bodies and pipes.

During 2011 we expanded our land holdings at the INCA property by purchasing 20 hectares of mineral concessions pursuant to the "Rojas Option" for consideration of the Chilean Peso-equivalent of US$300,000 (paid). With the staking of additional concessions during 2011 and 2012, our landholdings at the INCA project consist of 61 concessions (approx. 8,994 hectares) including the 45-hectare Providencia Mine concessions that we acquired in 2009 pursuant to the “Araya Option” and the 20 hectares of concessions we purchased during 2011 pursuant the Rojas Option. With these acquisitions, SAMEX holds prospective and strategic concessions within the INCA project area. See news releases concerning the INCA Property on the SAMEX website at www.samex.com.

Expenditures on the INCA property during 2012 included costs for staking, surveying, constructing monuments for concessions, annual patent payments, maintaining and staffing the INCA camp/core storage facilities, and monthly payments related to the US$50,000 buy out of the 1% NSR on the Providencia Mine concessions which comprise a portion of the INCA property. We are continuing our efforts to arrange a joint venture or sale of all or a portion of our INCA copper, gold, molybdenum property.

INCA Property Mineral Interests - The Company’s Chilean subsidiary, Minera Samex Chile S.A. has 100% interest in 61 exploitation mining concessions (approx. 8,994 hectares) acquired by staking, purchase at government auction, and by the Araya Option, the Rojas Option/Purchase, and the Viscacha I Purchase as described below:

Araya Option – Pursuant to a Unilateral Option Purchase Contract dated April 4, 2006 with Malvina del Carmen Araya Santander the Company acquired 100% interest in 45 hectares of mineral interests (the Providencia Mine concessions situated within the greater INCA project area) for consideration of option payments totaling the Chilean Peso-equivalent of US$300,000 (paid). Buy-out of NSR Royalty - A 1% NSR royalty was retained by the vendor, however pursuant to a royalty purchase contract dated August 20, 2012 the Company is buying out the 1% NSR royalty on the Providencia Mine concessions (which comprise a portion of the INCA Property) for the Chilean peso equivalent of US$50,000 by making 10 payments as follows:  US$5,000 on August 31, 2012 (paid); US$5,000 on October 4, 2012 (paid); US$5,000 on November 4, 2012 (paid); US$5,000 on December 4, 2012 (paid); US$5,000 on January 4, 2013 (paid); US$5,000 on February 4, 2013 (paid); US$5,000 on March 4, 2013 (paid); US$5,000 on April 4, 2013 (paid); US$5,000 on May 4, 2013; and US$5,000 on June 4, 2013.

Rojas Option/Purchase - The Company acquired 100% interest in 20 hectares of mineral concessions within the greater INCA project area for consideration of payments totaling U.S. $300,000 (paid). No royalty is payable on these concessions.

Vizcacha I Purchase – The Company purchased the Vizcacha I mineral concession covering a 3-hectare-portion of the INCA project for a total consideration of US$32,938 (17,000,000 Chilean Pesos). No royalty is payable on this concession.

Annual Patent Payments On the Company's Landholdings - Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions. Patent fees are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month. In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2012 the M.T.U. was 39,412 x 1/10th = 3,941.2 Chilean Pesos per hectare which, at the Observed US$/Peso exchange rate of 485.71 at March 15, 2012 equated to approximately US$8.11 per hectare for exploitation concessions). In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2012 the M.T.U. was 39,412 x 1/50th = 788.24 Chilean Pesos per hectare which, at the Observed US$/Peso exchange of 485.71 rate at March 15, 2012 equated to approximately US$1.62 per hectare for exploration concessions).

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Sampling, analytical procedures, controls at INCA - Geochemical analyses on samples were performed by ALS Minerals, an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999. In preparing drill core samples for analysis, the core is cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half is bagged and sealed as a sample for analysis. To provide quality control, pre-packaged, sealed, certified standard (include low and medium grade copper-gold pulps) and blank pulps are included for analysis by inserted them as samples in random order at approximately 1 per every 30 samples. To ensure chain of custody, the bagged samples for analysis are picked up by an agent of ALS Minerals and transported directly to the ALS Minerals laboratory at Antofagasta or at Coquimbo, Chile.

The INCA property is without a known body of commercial ore and our activities to date have been exploratory in nature.

ESPEJISMO PROSPECTS, Chile

Gold Prospects, Inca de Oro region, Chile. SAMEX acquired rights to 11 mineral concessions (approx. 517 hectares) covering gold prospects by purchasing concessions at a government auction and by staking. No exploration is planned for these gold prospects until additional concessions are acquired.

MISCELLANEOUS PROPERTIES, Chile

The Company holds various miscellaneous mineral concessions (approx. 800 hectares) for possible future evaluation. No exploration is currently planned for these concessions.

PROPERTIES WRITTEN OFF, Bolivia (Eskapa Property, El Desierto Property, Santa Isabel Property)

Back in the year 2009, the Company made a decision to temporarily suspend exploration activities in Bolivia and put the Bolivian properties on “care and maintenance” status. We had been monitoring with concern, a number of changes in Bolivia in which the political climate for resource companies deteriorated with events such as: the nationalization of Bolivia’s natural gas resources, a moratorium on the grant of new mineral exploration licenses, and a national referendum that resulted in constitutional changes and requirements that all mining projects be conducted only in partnership with the state mining company – on economically unfavorable terms. In light of these and other factors we decided that Bolivia carried a significant risk for development of future mineral projects. Accordingly in 2009 we minimized our activities in Bolivia by suspending exploration activities and putting our Bolivian projects and subsidiaries on “care and maintenance” status. Since that time, due to the inactivity on the Bolivian properties, each subsequent year we have written down the property interest for the Eskapa, El Desierto and Santa Isabel properties to a nominal value of $1,000 each. Subsequent to the year ended December 31, 2012 the Company decided to let the Bolivian properties lapse by not paying the annual patents and to close the Bolivian subsidiaries. As a result of this decision, all of the Bolivian exploration and evaluation assets (total of $3,802) related to the Eskapa, El Desierto and Santa Isabel properties were written-off at December 31, 2012.

FORWARD LOOKING STATEMENTS

This Report includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

SAMEX MINING CORP.